Algonquin Power & Utilities Corp. Provides Operating Update
on Recent Severe Storms in the U.S.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 15, 2020 to its short form base shelf prospectus dated April 3, 2020.
OAKVILLE, Ontario – February 19, 2021 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) is updating investors on the ongoing operating impacts of the extreme winter storm conditions that have been experienced in Texas and parts of central U.S.
“First and foremost, our thoughts are with the many people whose lives have been disrupted by the extreme weather events,” said Arun Banskota, President and CEO of Algonquin. “Since the events began, our teams have worked tirelessly under very challenging conditions to keep our customers and communities safe, and to maintain our system reliability and resiliency. I would like to thank our employees for their unwavering commitment and teamwork, and we look forward to resuming normal operations as soon as possible.”
Despite the extreme weather conditions, within the Regulated Services Group, the Company’s electric, gas and water networks have performed strongly. Other than the need for short term load shedding of a small minority of customers in line with the other utilities within the Southwest Power Pool (SPP), the Regulated Services Group has seen strong reliability of its networks during a sustained period of increased consumption, including new winter peaks for the electricity and gas systems located in the central U.S.
The recent extreme winter weather has caused ice and freezing conditions, which have restricted electricity production at certain of the Renewable Energy Group’s Texas-based wind facilities. The Company’s revenue portfolio at these facilities is comprised of a mixture of financial hedges/swaps, long term unit-contingent power purchase agreements, and market energy settlements. The financial hedges/swaps impose an obligation to deliver energy and, as a result of the production impacts caused by the recent weather events, the relevant facilities may be required to settle at elevated pricing in order to meet obligations. The Company’s number one priority is to safely return the turbines back online as soon as weather conditions permit.
The Company continues to assess the aggregate net impact of these unusual weather conditions on its business, operations, results and financial performance. Based on available information, the unfavourable financial impact of these weather events on 2021 adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is currently estimated to be between $45 million and $55 million (see “Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures” below) which represents approximately 5% to 6% of 2019 Adjusted EBITDA. The Company has asserted force majeure and is assessing other potential mitigating options. The Company anticipates providing a further update in connection with the release of its financial results for the year ended December 31, 2020, which is scheduled to occur on March 4, 2021.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $12 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities owning, operating, and with interests in over 2.5 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “anticipates”, “may” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the estimated impact of the recent weather events on the Company, its operations, its facilities and its financial results (including Adjusted EBITDA), the Company’s response to such weather events, and the settlement of financial hedges/swaps at certain of the Company’s Texas wind facilities. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. The forward-looking statements herein are based on assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions set out under the heading “Forward-Looking Statements and Forward-Looking Information” in AQN’s Management Discussion and Analysis for the three and nine months ended September 30, 2020 (the “Interim MD&A”), and the following additional assumptions: the Company’s affected wind facilities will return to normal operation by February 21, 2021, based upon an expectation that normalized regional weather conditions (including wind, precipitation and air temperatures) will have resumed; the wind turbines at such facilities will incur no, or minimal, damage resulting from ice buildup or thawing; and recently stabilized market energy prices will continue to be in-line with normal market energy prices for this time of year in the applicable regions. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the Interim MD&A, AQN's Management Discussion and Analysis for the three and twelve months ended December 31, 2019 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2019, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The term “Adjusted EBITDA” is not a recognized measure under U.S. GAAP. There is no standardized measure of “Adjusted EBITDA” and, consequently, AQN's method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted EBITDA”, including a reconciliation to net earnings, can be found in the Interim MD&A and the Annual MD&A.
“Adjusted EBITDA” is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN as compared to the amount of dividends paid by AQN. AQN uses “Adjusted EBITDA” to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to the effects of the U.S. Tax Cuts and Jobs Act, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of AQN. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. “Adjusted EBITDA” is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500